ROOTLEVEL HOLDINGS, INC.
432 Ardwell Street
Town of Mount-Royal, Quebec,
Canada H3P 1T9
(514) 992-2898

March 19, 2008

VIA FACSIMILE (202) 772-9206
AND REGULAR MAIL

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: Susann Reilly, Attorney


RE: **Rootlevel Holdings, Inc.**
Acceleration Request
Form 1-A - File No. 24-10191


Dear Ms. Reilly:

Rootlevel Holdings, Inc., a Delaware corporation (the "Company"), hereby formally requests that the Securities and Exchange Commission (the "Commission") accelerate the qualification date of the Company's Offering Statement on Form 1-A (File No. 24-10191) as of 2:00pm (EST) on Wednesday, March 19, 2008 or as soon thereafter as practicable.

Also, this letter will confirm that the Company is aware of its obligations under the Securities Act of 1933, as amended, and the Company hereby acknowledges the following:

(a) Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

(b) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (514) 992-2898 if you have any questions or comments regarding this matter.

Very truly yours,

Paul Kefalas
President and Chief Executive Officer

cc: Virginia K. Sourlis, Esq.
The Sourlis Law Firm